UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 8)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s press release issued on April 20, 2020, titled “Nano Dimension Launches NaNoS (“NaNo-Services”) Digital Fabrication for Prototyping of 3D-Printed Electronics in its new USA HQ,” which is attached hereto as Exhibit 99.1, (ii) the Registrant’s press release issued on April 20, 2020, titled “Nano Dimension Transitions to Direct-Sales-Channel-Strategy, Signs Agent Agreement with AMTEST GROUP, the Leading SMT Distributor in Eastern Europe,” which is attached hereto as Exhibit 99.2, and (iii) and the Registrant’s corporate presentation which was posted on its website, which is attached hereto as Exhibit 99.3.

The first four paragraphs and the section titled “Forward-Looking Statements,” in the press release attached as Exhibit 99.1, and the first two paragraphs and the section titled “Forward-Looking Statements,” in the press release attached as Exhibit 99.2 are incorporated by reference into the registration statements on Form F-3 (File No. 333-217173, 333-233905 and 333-237668) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Nano Dimension Ltd. on April 20, 2020, titled “Nano Dimension Launches NaNoS (“NaNo-Services”) Digital Fabrication for Prototyping of 3D-Printed Electronics in its new USA HQ.”

99.2	Press Release issued by Nano Dimension Ltd. on April 20, 2020, titled “Nano Dimension Transitions to Direct-Sales-Channel-Strategy, Signs Agent Agreement with AMTEST GROUP, the Leading SMT Distributor in Eastern Europe.”

99.3	Corporate Presentation of Nano Dimension Ltd., dated April 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 20, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2